10029198

S
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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31175

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2009** (MM/DD/YY) AND ENDING **12/31/2009** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Red Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
Two Miranova Place, 12th Floor
(No. and Street)

Columbus	**Ohio**	**43215**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas E. Line **(614) 857-1496**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PricewaterhouseCoopers LLP
(Name – *of individual, state last, first, middle name*)

2001 Market Street	**Philadelphia**	**Pennsylvania**	**43215-6113**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Thomas E. Line, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Red Capital Markets, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

NOTARIAL SEAL STATE OF OHIO

Linda S. Goshe
Notary Public, State of Ohio
My Commission Expires 02-17-2014

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Red Capital Markets, Inc. and Subsidiary
Index
December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors

To the Board of Directors and Shareholder
Red Capital Markets, Inc. and Subsidiary:

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of income, changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of Red Capital Markets, Inc. and Subsidiary (the "Company") at December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, the Company has restated certain financial statement account balances at December 31, 2008 from the amounts previously reported on by other auditors. We have audited the adjustments described in Note 1 that were applied to restate the December 31, 2008 account balances. In our opinion, such adjustments are appropriate and have been properly applied. As the prior period financial statements have not been presented herein, the restatement has been effected as an adjustment to the January 1, 2009 account balances.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

March 5, 2010

Red Capital Markets, Inc. and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2009

Assets	
Cash	$ 57,020,952
Securities inventory	14,369,119
Interest receivable	74,408
Remarketing agent receivables	283,365
Fixed assets, net	298,463
Derivative assets	8,095,523
Deferred income tax asset	1,575,381
Prepaid expenses	538,458
Other assets	862,072
Total assets	$ 83,117,741
Liabilities and Shareholder's Equity	
Liabilities	
Accrued salaries, incentive compensation and employee benefits	$ 1,746,100
Deferred compensation plan payable	2,158,443
Accounts payable and accrued expenses	384,521
Accounts payable - affiliate	361,007
Interest payable - affiliate	1,530
Deferred revenue	156,075
Derivative liabilities	7,812,469
Income taxes payable - affiliate	1,258,433
Total liabilities	13,878,578
Shareholder's Equity	
Common stock (no par value, 1,000 shares authorized, 1 share issued and outstanding)	1,000
Paid-In capital	38,084,100
Retained earnings	31,154,063
Total shareholder's equity	69,239,163
Total liabilities and shareholder's equity	$ 83,117,741

The accompanying notes are an integral part of these financial statements.

Red Capital Markets, Inc. and Subsidiary
Consolidated Statement of Income
Year Ended December 31, 2009

Revenues	
Net trading gains	$ 5,393,303
Interest income	4,221,087
Remarketing agent fees	1,498,553
Net underwriting fees	1,063,239
Tax credit equity syndication fees	123,244
Other Income	(150,659)
Total revenue	12,148,767
Expenses	
Salaries, incentive compensation and employee benefits	6,656,101
Occupancy	930,987
Interest expense	117,331
Insurance	62,000
Travel and entertainment	171,121
Depreciation expense	95,517
Professional fees	84,204
Other expenses	289,074
General and administrative	312,839
State and local taxes	471,402
Total expenses	9,190,576
Income before income taxes	2,958,191
Income tax expense	(841,041)
Net income	$ 2,117,150

The accompanying notes are an integral part of these financial statements.

Red Capital Markets, Inc. and Subsidiary
Consolidated Statement of Changes in Shareholder's Equity
Year Ended December 31, 2009

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2008, as previously reported	$ 1,000	$ 79,501,872	$ 29,109,640	$ 108,612,512
Prior period restatement*	-	(41,417,772)	(72,727)	(41,490,499)
Balance at January 1, 2009, as restated	1,000	$ 38,084,100	$ 29,036,913	67,122,013
Net Income	-	-	2,117,150	2,117,150
Balance at December 31, 2009	$ 1,000	$ 38,084,100	$ 31,154,063	$ 69,239,163

*Beginning shareholder's equity has been restated (decreased) by a cumulative amount of $41,490,499 (Note 1).

The accompanying notes are an integral part of these financial statements.

Red Capital Markets, Inc. and Subsidiary
Consolidated Statement of Cash Flows
Year Ended December 31, 2009

Cash Flows from Operating Activities	
Net income	$ 2,117,150
Adjustments to reconcile net income to net cash provided by operating activities:	
Less realized gain on sale of securities inventory	(3,105,297)
Less net unrealized gain on securities inventory	(2,288,006)
Plus depreciation and amortization of fixed assets	95,517
Plus unrealized loss on forward sale & purchase commitments, net	151,093
Purchases of securities inventory	(537,509,350)
Proceeds from sales of securities inventory	591,219,459
Net proceeds of securities under agreements to resell	43,579,087
Decrease in receivables and other assets	16,971,872
Decrease in accounts receivable - affiliates	187,650
Decrease in deferred income taxes	183,194
Increase in accrued salaries, incentive compensation and employee benefits	180,452
Decrease in accounts payable and accrued expenses	(532,427)
Increase in other payables to affiliates	244,585
Decrease in interest payable	(54,290)
Increase in deferred fee income	156,075
Increase in income taxes payable - affiliate	657,325
Net cash provided by operating activities	112,254,089
Cash Flows from Investing Activities	
Fixed asset disposals	9,043
Net cash provided by investing activities	9,043
Cash Flows from Financing Activities	
Payments on line of credit - affiliates	(1,134,734,892)
Proceeds from line of credit - affiliates	1,079,355,309
Net cash used in investing activities	(55,379,583)
Increase in Cash and Cash Equivalents	56,883,549
Cash and Cash Equivalents, January 1	137,403
Cash and Cash Equivalents, December 31	$ 57,020,952

The accompanying notes are an integral part of these financial statements.

Red Capital Markets, Inc. and Subsidiary
Consolidated Statement of Cash Flows (continued)
Year Ended December 31, 2009

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for:	
Interest to affiliate	$ 162,516
Interest to third parties	$ 9,105
Income taxes to affiliates	$ 54,715
Cash received during the year for:	
Income taxes refunded from state and local governments	$ 54,253

Supplemental schedule of noncash investing and financing activities

Increase in asset and corresponding liability attributable to deferred compensation plan	$ 5,595

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

The financial statements include Red Capital Markets, Inc. and its wholly-owned subsidiary, Red Capital Group Deferred Compensation Trust (collectively, the "Company").

The Company is a wholly owned subsidiary of The PNC Financial Services Group, Inc. ("PNC"). The Company's primary businesses are the underwriting and tax-exempt bonds, the syndication and sale of low income housing tax credit sale and secondary trading of taxable and tax-exempt bonds and taxable mortgage-securities.

The Company is registered as a securities broker and dealer pursuant to the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority.

Red Capital Group Deferred Compensation Trust (the "Trust") is established as a deferred compensation plan covering highly compensated individuals. The Trust's assets and corresponding liability total $2,158,443, and are recorded on the Statement of Financial Condition in Securities Inventory and Deferred Compensation Plan Payable, respectively. The Trust is no longer accepting contributions and all participants are fully vested. The Trust's investments are self-directed by the individuals with the balance of each individual subject to withdrawal each plan year or upon termination. Notwithstanding any provision of the Trust, the assets of the Trust at all times are subject to the claims of the Company's general creditor in the event of insolvency or bankruptcy.

Restatement of December 31, 2008 Account Balances
The financial statements as of and for the year ended December 31, 2008, not presented herein, were audited by other independent auditors, whose report dated February 24, 2009 expressed an unqualified opinion on those financial statements. Those financial statements were presented on a historical basis of accounting and did not include purchase accounting adjustments which were required due to the acquisition of National City Corporation ("National City") by PNC on December 31, 2008. The Company has restated certain financial statement account balances at December 31, 2008 from the historical amounts previously reported on by other auditors to include those purchase accounting adjustments as described below.

Prior to December 31, 2008, the Company was a wholly owned subsidiary of National City Bank, which was a wholly owned subsidiary of National City. On December 31, 2008, National City was merged with and into PNC. At the date of the acquisition, the impact on the Company's assets and liabilities of recording push-down accounting from the PNC acquisition of National City was not recorded. To record the net effect of the restatement, beginning Shareholder's Equity has been restated to reflect a decrease in Paid-In Capital. This adjustment consists mainly of a decrease in Goodwill and an increase in Accrued Salaries, Incentives Compensation and Employee Benefits related to accrued severance liability. Other adjustments netting to a decrease in Paid-In Capital relate to Other Assets (Remarketing Agent intangibles), Fixed Assets (leasehold improvements) and Accrued Expenses (accrued rental liability).

In addition, beginning Paid-In Capital was increased due to the settlement of an intercompany tax payable and beginning Retained Earnings was decreased due to prior period tax credit equity syndication fees recorded in the current period as a decrease to Other Assets and a decrease in Accrued Salaries, Incentives Compensation and Employee Benefits.

As a result of this restatement, the following adjustments have been made to the previously reported on December 31, 2008 account balances.

	Balance at December 31, 2008 as previously reported	Adjustment	Balance at December 31, 2008 as restated
Paid-in Capital	$ 79,501,872	$ (41,417,772)	$ 38,084,100
Goodwill	41,056,986	(41,056,986)	-
Accrued salaries, incentive compensation and employee benefits	550,870	1,014,778	1,565,648
Other assets	1,019,592	(202,341)	817,251
Fixed assets, net	441,526	(38,503)	403,023
Accounts payable and accrued expenses	966,037	(49,089)	916,948
Deferred income taxes	985,555	773,020	1,758,575
Retained earnings	29,109,640	(72,727)	29,036,913

As the prior period financial statements have not been presented herein, the restatement has been effected as adjustments to the opening shareholder's equity and retained earnings balances. These adjustments were audited in connection with the audit of the December 31, 2009 financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company's accounting policies, which significantly affect the accompanying financial statements, are as follows:

Derivative Financial Instruments – Accounting Standards Codification (ASC) 815, *Accounting for Derivative Instruments and Hedging Activities*, requires all derivative instruments to be carried at fair value on the Statement of Financial Condition. The Company uses derivative instruments primarily to protect against the risk of adverse interest rate movements. The Company's derivative financial instruments include forward commitments to buy and sell taxable mortgage backed securities and exchange-traded futures contracts. These derivative instruments are not designated in a ASC 815 hedge relationship. All changes in the fair value of derivatives are recognized immediately in earnings.

Customer Accounts – In accordance with Securities Exchange Commission Rule 15(c)3-3, the Company had no requirement to hold a balance at December 31, 2009 in a special reserve account for the exclusive benefit of institutional customers.

Securities Inventory – Securities inventory is carried at its fair market value, determined by an independent valuation or by management by considering the value of similar securities and by considering such factors as call protection, interest rates, and time to maturity. Changes in fair market value of such securities are reflected in the Statement of Income as part of Net Trading Gains. Gains and losses on sales of securities are computed using the cost of the specific security sold. Security transactions are recorded on a trade date basis. At December 31, 2009, the cost of securities inventory was $14,493,735.

Fixed Assets – Fixed assets primarily consist of furniture and equipment. Fixed assets owned by the Company are stated at cost less accumulated depreciation and amortization, which is computed using the straight-line method over the estimated useful lives of the assets for financial statement purposes based on the following schedule:

Asset Type	December 31, 2009 Balance	Accumulated Depreciation and Amortization	Net Book Value	Estimated Useful Life
Furniture and fixtures	$ 130,962	$ (66,329)	$ 64,633	10 years
Personal computers & peripherals	210,491	(160,282)	50,209	3 years
Purchased software	22,534	(22,534)	-	3 years
Leasehold improvements	261,043	(77,422)	183,621	10 years
	$ 625,030	$ (326,567)	$ 298,463	

At December 31, 2009 fixed asset depreciation and amortization was $95,517.

Cash and Cash Equivalents – The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Tax Credit Equity Syndication Fees – In accordance with ASC 970, *Accounting for Real Estate Syndication Income*, the Company recognizes the fees it receives for syndicating tax credit funds when the fund partnership interests have been sold and the corresponding properties have been acquired. The Company does not receive ownership interests in lieu of syndication fees.

Net Underwriting Fees – Underwriting fees are recorded when the underwritten bond issue is sold and the underwriting is completed. Underwriting fees are recorded net of direct expenses, including legal, printing and filing expenses, which totaled $4,647 for the year ended December 31, 2009.

Remarketing Agent Fees – Remarketing agent fees for the periodic remarketing of variable rate tax exempt bond issues are recorded as the remarketing services are provided.

Financial Instruments – The Company considers cash, receivables, forward purchase commitments, securities purchased under agreements to resell, forward sale commitments, other payables and securities sold under agreements to repurchase as financial instruments. Given the short-term nature of these assets and liabilities, the respective amounts recorded in the Statement of Financial Condition approximate fair value.

3. FAIR VALUE MEASUREMENTS

Effective with the adoption of ASC 820 (SFAS 157), the Company determines the fair values of its financial instruments based on the fair value hierarchy established in that standard, which requires an entity to maximize the use of quoted price and observable inputs and to minimize the use of unobservable inputs when measuring fair value. Various valuation techniques are utilized, depending on the nature of the financial instrument, including the use of market prices for identical instruments and market prices for similar instruments. When possible, active and observable market data for identical or similar financial instruments are utilized. Alternatively, fair value is determined using assumptions that management believes a market participant would use in pricing the asset or liability.

ASC 820 creates a three-level hierarchy under which individual fair value estimates are to be ranked based on the relative reliability of the inputs used in the valuation. This hierarchy is the basis for the disclosure requirements, with fair value estimates based on the least reliable inputs requiring more extensive disclosures about the valuation method used and the gains and losses associated with those estimates. Level 1 assets and liabilities are measured using observable or quoted market prices for identical instruments in active markets. Level 2 assets and liabilities are measured using observable inputs other than quoted prices in active markets. Level 3 assets and liabilities are measured using unobservable inputs and significant management assumptions. The fair values of securities held by the Company are generally based on listed market prices which results in those securities being considered Level 1 or 2 in the ASC 820 hierarchy.

A summary of assets and liabilities at December 31, 2009 that the Company measures at fair value is presented below:

	Level 1	Level 2	Level 3	Total
Assets				
Common stock	$ 1,055,561	$ -	$ -	$ 1,055,561
Corporate debt security	-	64	-	64
Tax-exempt municipal bonds	-	3,775,000	-	3,775,000
Money market funds	313,504	-	-	313,504
Mutual funds	258,183	-	-	258,183
U.S. government agency securities	-	8,674,599	-	8,674,599
U.S. treasury obligations	-	299,981	-	299,981
Other financial instruments[2]	(7,773)	-	-	(7,773)
Derivative assets-forward commitments	-	8,095,523	-	8,095,523
Total	$ 1,619,475	$ 20,845,167	$ -	$ 22,464,642
Liabilities				
Derivative liabilities-forward commitments	$ -	$ 7,812,469	$ -	$ 7,812,469
Total	$ -	$ 7,812,469	$ -	$ 7,812,469

[2] Other financial instruments are purchased options held in the Deferred Compensation Plan, which are valued at the unrealized appreciation/depreciation on the instrument.

4. NOTES PAYABLE

The Company has a revolving promissory demand note from PNC that it uses to fund its operations. Under terms of the note, the Company may borrow up to $300,000,000 at an interest rate equal to PNC's "Funds Transfer Pricing" rate for the assets funded by any borrowings under the notes. All borrowings under the agreement are secured by all of the Company's assets. At December 31, 2009, the Company had an outstanding balance under this note of $0 and accrued interest of $1,530. Interest incurred under this note during the year ended December 31, 2009 was $108,226.

The Company also has a revolving promissory demand note from a subsidiary of PNC. Under the terms of the note, which is not collateralized, the Company may borrow up to a total of $200,000,000 at an interest rate equal to PNC's "Funds Transfer Pricing" rate for the assets funded by any borrowings under the notes. At December 31, 2009, the Company had no borrowings outstanding under this note. There was no interest incurred under this note during the year ended December 31, 2009.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule 15c3-1 ("Rule") of the Securities Exchange Commission. Under the Rule, at December 31, 2009, the Company is required to maintain minimum net capital of $781,342, and aggregate indebtedness cannot exceed a ratio of 15 to 1. The Company's net capital and excess net capital calculated in accordance with the Rule at December 31, 2009 were $34,651,292 and $33,869,950, respectively. The ratio of aggregate indebtedness to net capital as calculated in accordance with the Rule was 0.34 to 1 at December 31, 2009.

6. INCOME TAXES

PNC files a consolidated federal income tax return, which includes most of its subsidiaries including the Company. The Company provides for income taxes on a separate-return basis and remits to PNC amounts determined to be currently payable. Income taxes are provided for using the liability method under which deferred income tax liabilities or assets are determined based on the difference between the financial statement and income tax basis of assets and liabilities and are measured at the enacted income tax rates. Deferred income tax expense is determined by the change in the liability or asset for deferred income taxes. Income tax expense for the year ended December 31, 2009 consisted of the following:

Current	$ 1,579,747
Deferred	(738,706)
Income tax expense	$ 841,041

The difference between tax expense recorded in the Statement of Income and tax expense calculated at the federal statutory rate of 35% relates primarily to municipal interest income and state income taxes.

At December 31, 2009, the net deferred income tax asset consisted of the following items:

Severance	$ 305,505
Deferred Compensation	996,839
State income taxes	56,433
Depreciation	11,152
Goodwill and other intangible assets	209,730
Other	(4,278)
Net deferred income tax asset	$ 1,575,381

The Company adopted the provisions of ASC 740, *Accounting for Uncertainty in Income Taxes,* on January 1, 2007. As of December 31, 2009 and 2008, the Company had a liability for uncertain tax positions of $3,610 and $7,972, respectively. A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

Balance at January 1, 2009	$ 7,972
Reductions	
Adjustments related to expiration of statute of limitations	(4,362)
Balance at December 31, 2009	$ 3,610

It is difficult to project the positions for which unrecognized tax benefits will change over the next twelve months, but it is reasonably possible that they could change significantly due to events such as completion of taxing authority audits.

The PNC consolidated federal income tax returns through 2003 have been audited by the Internal Revenue Service and PNC has resolved all disputed matters through the IRS appeals division. The Internal Revenue Service is currently examining the 2004 through 2006 consolidated federal income tax returns.

The statute of limitations on the Company's state tax returns filed separately from the PNC consolidated federal income tax return remains open for the years 2006 through 2009.

The Company recognizes interest and penalties associated with uncertain tax positions in income tax expense. During 2009, no provision for interest and penalties was recognized. As of December 31, 2009, there was no liability for interest or penalties.

The Company settled an intercompany tax payable of $732,000 via an adjustment to Paid-in Capital during 2009.

7. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2009, the Company paid $927,551 to PNC and to other subsidiaries of PNC for the rental of its office space. At December 31, 2009, the Company had cash in demand accounts of $21,458,305 at PNC.

8. COMMITMENTS

As part of its business of selling and trading taxable mortgage-backed securities, the Company's risk management strategy includes executing forward commitments to sell taxable mortgage-backed securities to unaffiliated counterparties. Simultaneously with the execution of these forward commitments, the Company enters into an agreement with an affiliate to acquire the mortgage-backed security specified in the forward sales commitment. Concurrent with the Company's execution of the forward commitment and its agreement with the affiliate, the affiliate has a loan commitment with a borrower. In addition, the Company's risk management strategy also includes executing forward purchase commitments to acquire taxable mortgage-backed securities from unaffiliated counterparties.

The forward sale commitments, treated as derivatives under ASC 815, *Derivative Instruments and Hedging Activities*, are used to protect against the risk of adverse interest rate movement in the fair value of the commitment to purchase the same mortgage backed security that may occur due to movements in interest rates.

Information about derivative instruments reflected as of the date of this report is generally indicative of the type and volume of derivative activity for the year ended December 31, 2009.

Fair Values of Derivative Instruments as of December 31, 2009

Asset Derivatives

Derivatives not accounted for as hedging instruments	Statement of financial condition	Fair Value
Forward commitments Interest rate contracts	Derivatives assets- Unrealized gain on derivatives	$ 8,095,523
Total		$ 8,095,523

Liability Derivatives

Derivatives not accounted for as hedging instruments	Statement of financial condition	Fair Value
Forward commitments Interest rate contracts	Derivatives liabilities- Unrealized loss on derivatives	$ 7,812,469
Total		$ 7,812,469

Derivatives not accounted for as hedging instruments	Location of gain (loss) on derivatives recognized on operations	Amount
Forward Commitments Interest rate contracts	Other income	$ (151,093)
Total		$ (151,093)

The Company values derivatives at fair value and recognizes changes in fair value in the results of operations. Accordingly, the Company does not follow hedge accounting for derivatives employed as economic hedges.

At December 31, 2009, the Company had mandatory commitments to deliver $344,502,070 of fixed and variable-rate mortgage-backed securities and written commitments to purchase $336,403,463 of the same types of securities from its affiliate. In addition, the Company had commitments to deliver $2,050,571 of fixed-rate mortgage-backed securities and written commitments to purchase $2,050,571 of the same types of securities from unaffiliated counterparties at December 31, 2009.

9. INDEMNIFICATIONS

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

10. BENEFIT PLAN

The Company participates in the PNC SIP/401(k) Plan. Substantially all employees are eligible to contribute a portion of their pretax compensation to this defined contribution plan. PNC may make contributions to the plan for employees with one or more years of service in the form of PNC common stock in varying amounts depending on participant contribution levels. PNC provides up to a 6.9% matching contribution. For the year ended December 31, 2009, the Company expensed $369,282 pursuant to this plan.

PNC has continued the legacy National City noncontributory defined benefit pension plan covering substantially all employees. Effective January 1, 2005, the Company became eligible to participate in the defined benefit pension plan. Pension benefits are derived from a cash balance formula, whereby credits based on salary, age, and years of service are credited to employee accounts. Actuarially determined pension costs are charged to current operations by PNC and are not allocated to the Company.

11. SYNDICATION OF TAX CREDIT FUNDS

The Company syndicates partnership interests in tax credit funds, which are organized as limited liability companies (LLCs) that acquire 99.99% limited partnership interests in single asset entities that each own a multifamily property eligible for low income housing tax credits. The Company sells 99.99% of the tax credit funds' limited partnership interests to institutional investors while an affiliate of the Company maintains a 0.01% managing member interest in each fund. The properties in the tax credit funds generate a stream of federal tax credits for 10 years, as well as tax deductions from passive losses coming primarily from depreciation and interest expense for 15 years, which flow through to the fund investors. In connection with the syndication of tax credit funds, the Company receives syndication fees for originating, screening, underwriting, acquiring and accumulating the multifamily properties and selling the equity interests in the funds. The Company has no continuing involvement with the funds once the fund interests are sold. An affiliate of the Company receives fees for providing asset management services throughout the

lives of the funds pursuant to a separate asset management contract executed with the funds. During the year ended December 31, 2009, the Company syndicated $32,499,263 in tax credit funds.

Supplemental Schedules

Red Capital Markets, Inc. and Subsidiary
Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1
Year ended December 31, 2009

Total ownership equity qualified for net capital	$	69,239,163
Deductions and/or charges:		
Excess cash		20,611,305
Non-allowable assets		11,418,702
Net capital before haircuts on security position		37,209,156
Haircuts on security positions		
Trading and investment securities:		
U.S. and Canadian government obligations		488,139
State and municipal government obligations		17,225
Deduction for presumed marketability test for municipal securities		2,052,500
Total haircuts on security position		2,557,864
Net Capital	$	34,651,292
Computation of basic net capital requirements		
Minimum net capital required	$	781,342
Minimum dollar net capital requirement of reporting broker/dealer		250,000
Net capital requirement		781,342
Excess net capital	$	33,869,950
Computation of aggregate indebtedness		
Total aggregate indebtedness	$	11,720,135
Deduct adjustment based upon deposits in special reserve bank accounts		-
Total aggregate indebtedness	$	11,720,135
Percentage of aggregate indebtedness to net capital		34%
Reconciliation with Company's computation included in in Company's corresponding unaudited Form X-17A Part IIA filing as of January 27, 2010.		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	29,939,656
Increase in non-allowable assets		(4,788,254)
Adjustments to haircuts		9,388,469
Other		111,421
	$	34,651,292
Aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS report	$	10,853,921
Adjustment for consolidated subsidiary		(2,158,443)
Adjustment to income taxes payable - affiliate		1,222,488
Adjustment to accrued incentive compensation		92,466
Adjustment to derivative liabilities		1,696,249
Other		13,454
	$	11,720,135

Red Capital Markets, Inc. and Subsidiary
Schedule II
Computation of Reserve Requirements under Rule 15c-3-3
Year ended December 31, 2009

Computation of Reserve Requirements

Total credit balances	$ -
Total debit balances	$ -
Excess of total credits over total debits	$ -
Reserve requirements (at 105%)	$ -

Red Capital Markets, Inc. and Subsidiary
Schedule III
Reconciliation of Computation of Reserve Requirements
Year ended December 31, 2009

Per focus Report X-17a-5 filed January 27, 2010

Excess of total credits over total debits	$ -
Reserve requirements (at 105%)	$ -
Amount on deposit	$ -

There are no material differences from the Company's computation and that presented on the Focus Report X-17a-5, as filed January 27, 2010.

Red Capital Markets, Inc. and Subsidiary
Schedule IV
Information Relating to Possession and Control Requirements under Rule 15c3-3
Year ended December 31, 2009

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ -
Number of items	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
Number of items	None

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Shareholder of
Red Capital Markets, Inc. and Subsidiary:

In planning and performing our audit of the financial statements of Red Capital Markets, Inc. and Subsidiary (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and,
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Because the Company does not perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified one deficiency in internal control that we considered to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company, as of and for the year ended December 31, 2009, and this report does not affect our report thereon dated March 5, 2010. Specifically, the Company's recording of derivatives as receivables from broker/dealers and payables to broker/dealers overstated both the receivables from broker/dealers and payables to broker/dealers as of December 31, 2009 and resulted in an elimination of these amounts on the statement of financial condition. Total shareholder's equity on the statement of financial condition and the statement of income were not misstated.

PRICEWATERHOUSECOOPERS

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were not adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 5, 2010

Annual Audited Report
Pursuant to Rule 17a-5(e)(3)

Red Capital Markets, Inc. and Subsidiary

For the year ended December 31, 2009